SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549




                                   FORM 11-K


                 Annual Report Pursuant to Section 15(d) of the
                        Securities Exchange Act of 1934


(X)  Annual report pursuant to Section 15(d) of the Securities Exchange Act of
     1934

     For the fiscal year ended December 31, 1996

     Commission File Number 33-80650

     A. Full title of the plan and the address of the plan, if different from that of the issuer named below: The Taubman Company and Related Entities Employee Retirement Savings Plan.

     B. Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office: Taubman Centers, Inc., 200 East Long Lake Road, Suite 300, P. O. Box 200, Bloomfield Hills, Michigan 48303-0200.

                    THE TAUBMAN COMPANY AND RELATED ENTITIES
                        EMPLOYEE RETIREMENT SAVINGS PLAN


                          Financial Statements for the
                     Years Ended December 31, 1996 and 1995,
        Supplemental Schedules for the Year Ended December 31, 1996, and
                          Independent Auditors' Report

THE TAUBMAN COMPANY AND RELATED ENTITIES
EMPLOYEE RETIREMENT SAVINGS PLAN




TABLE OF CONTENTS
-------------------------------------------------------------------------------
                                                                           Page

INDEPENDENT AUDITORS' REPORT                                                 1

FINANCIAL STATEMENTS FOR THE YEARS ENDED
   DECEMBER 31, 1996 AND 1995:

   Statement of Net Assets Available for Benefits                            2
   Statement of Changes in Net Assets Available for Benefits                 3
   Notes to Financial Statements                                            4-8

SUPPLEMENTAL SCHEDULES FOR THE YEAR ENDED
   DECEMBER 31, 1996:

   Item 27a - Schedule of Assets Held for Investment Purposes                9

   Item 27d - Schedule of Reportable Transactions                           10

INDEPENDENT AUDITORS' REPORT

Plan Administrator
The Taubman Company and
Related Entities Employee
Retirement Savings Plan
Bloomfield Hills, Michigan

We have audited the accompanying statement of net assets available for benefits of The Taubman Company and Related Entities Employee Retirement Savings Plan (the "Plan") as of December 31, 1996 and 1995, and the related statement of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted  our  audits in accordance   with   generally   accepted  auditing
standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1996 and 1995, and the changes in net assets available for benefits for the years then ended in conformity with generally accepted accounting principles.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of (1) assets held for investment purposes as of December 31, 1996, and (2) reportable transactions for the year ended December 31, 1996, are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules are the responsibility of the Plan's management. Such supplemental schedules have been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.




/s/ Deloitte & Touche LLP
-------------------------


May 2, 1997

THE TAUBMAN COMPANY AND RELATED ENTITIES
EMPLOYEE RETIREMENT SAVINGS PLAN



STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
-------------------------------------------------------------------------------

                                                           December 31
                                                     ------------------------
                                                     1996                1995
                                                     ----                ----

ASSETS:
   Investments  (Note 3):
     Fixed income contracts                      $21,382,881        $25,181,060
     Equity funds                                  1,187,107            860,589
     Registered Investment Companies              51,280,852         40,534,028
     Participant loans                             3,068,453          3,351,078
                                                 -----------        -----------
            Total                                $76,919,293        $69,926,755

   Receivables from employer                         443,123            568,364
                                                 -----------        -----------


NET ASSETS AVAILABLE
  FOR BENEFITS                                   $77,362,416        $70,495,119
                                                 ===========        ===========



See notes to financial statements.

THE TAUBMAN COMPANY AND RELATED ENTITIES
EMPLOYEE RETIREMENT SAVINGS PLAN




STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
-------------------------------------------------------------------------------


                                                     Years Ended December 31
                                                    -------------------------
                                                    1996                 1995
                                                    ----                 ----

NET ASSETS AVAILABLE FOR
  PLAN BENEFITS AT THE
  BEGINNING OF THE YEAR                          $70,495,119        $57,254,200
                                                 -----------        -----------


ADDITIONS  (Note 4):
  Basic employee contributions                   $ 3,010,834        $ 3,127,358
  Employer contributions                           2,291,598          2,523,451
  Investment income                                3,936,170          3,965,632
  Net appreciation in fair value
     of investments                                5,619,780          7,283,554
  Loan interest income                               230,753            255,275
                                                 -----------        -----------
     Total additions                             $15,089,135        $17,155,270

DEDUCTIONS -
  Benefit payments and withdrawals                 8,221,838          3,914,351
                                                 -----------        -----------

NET ASSETS AVAILABLE FOR
  PLAN BENEFITS AT THE
  END OF THE YEAR                                $77,362,416        $70,495,119
                                                 ===========        ===========



See notes to financial statements.

THE TAUBMAN COMPANY AND RELATED ENTITIES
EMPLOYEE RETIREMENT SAVINGS PLAN


NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 1996 AND 1995
--------------------------------------------------------------------------------

1. THE PLAN

   The Taubman Company (Company) and Related Entities Employee Retirement Savings Plan (Plan) is designed to enable certain employees of the participating companies to systematically save funds to supplement their retirement incomes through a salary reduction agreement. The Plan is an amendment and restatement (initially effective January 1, 1983) of The Taubman Company Profit- Sharing Trust (Trust) which was established on December 1, 1957. The Plan has been amended and restated several times, the latest of which was January 1, 1997, to comply with tax regulations and enhance benefits.

   Related Entities - These are affiliated companies which have approved the Plan and are accepted for participation by the Board of Directors of the Company's managing partner, Taub-Co.

   Participants - Employees of the Company and Related Entities become participants if they are not covered by a collective bargaining agreement, are 21 years old, and have completed their probationary period. Entry is permitted monthly on the first day of the month following the one year probationary period. Effective January 1, 1996, an individual who is employed as an on-call or temporary employee shall be eligible to participate in the Plan if the individual completes 1,000 hours of service in a Plan year. As of December 31, 1996 and 1995, there were 1,193 and 1,380 participants, respectively, in the Plan.

   Basic Employee Contributions - A participant who elects to contribute to the Plan may make basic contributions from 3% to potentially 14% of compensation, subject to the limitations specified in the Plan and by tax regulations. The maximum contribution of 14% is subject to the results of the actual deferral percentage test as defined in the Plan and, therefore, can vary from year to year. Voluntary participant contributions in excess of the basic contribution are not permitted. In addition, contributions may be rolled over from other qualified pension or profit-sharing plans at the discretion of the Plan's administrative committee. No after-tax contributions are permitted except to recharacterize employee contributions in order to satisfy the nondiscrimination tests.

   Employer Contributions - A monthly employer contribution, subject to the limitations specified in the Plan and by tax regulations, is made by the applicable participating company. The amount contributed is the following percentage of compensation:

                      Basic                           Employer
                  Contribution                      Contribution
                   Percentage                        Percentage

                        0%                                2%
                        3                                 3
                        4                                 4
                        5                                 5
                        6                                 6
                    7 or more                             7

   The Company also makes a supplemental employer contribution subject to limitations specified in the Plan and by tax regulations.

THE TAUBMAN COMPANY AND RELATED ENTITIES
EMPLOYEE RETIREMENT SAVINGS PLAN



   Vesting - Other than company contributions, participant account balances are 100% vested. Company contributions are vested as follows:

                    Full Years
                        of                               Vesting
                      Service                          Percentage

                         1                                 10%
                         2                                 30
                         3                                 50
                         4                                 70
                     5 or more                            100

   Participants receive a year of vesting service as of each anniversary of their hire date. The employee becomes fully vested at retirement age, defined by the Plan as 65 or upon death or disability while employed.

   Forfeitures - Nonvested contributions become forfeitures at the point the participant terminates employment. Forfeitures reduce the cash required by the participating companies to fund their contributions.

   Allocations - Participants' accounts are valued daily.


   Participant Loans - A participant may have a maximum of two loans, one obtained during any 12 month period, at rates so stipulated by the Plan's administrative committee. The sum of all loans to a participant cannot exceed the lesser of 50 percent of the total vested accrued benefits of the participant or $50,000 reduced by the highest outstanding balance of loans during the one-year period ending on the day before the loan is granted. Plan earnings are not allocated to the portion of the participant's account balance borrowed. However, interest paid by the participant is credited to the individual participant's account balances.

   Withdrawals - Once during any 12 month period, a participant may withdraw an amount from his rollover or prior Trust balance. Once during any 12 month period, a participant may request a hardship withdrawal from his basic contribution account or, if fully vested, his employer contribution accounts as defined in the Plan. The hardship withdrawal must be approved by the administrative committee and, once permitted, the participant cannot contribute to the Plan during the following 12 months.

   Benefit Payments - Participant's accounts become payable as soon as the paperwork is submitted to the recordkeeper. Retirement benefits are payable in a lump-sum, fixed periodic payments, or an annuity, as selected by the participant. Other benefit payments are made in lump-sum distributions. All vested benefits transfer to beneficiaries upon death of the participant.

   For a complete description of vesting and benefit provisions, reference should be made to the Plan document, which is available to all participants.


2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

   Basis of Accounting - The accompanying financial statements have been prepared on the accrual basis of accounting.

   Investments - The investments of the Plan are stated at fair value, the majority of which are calculated by reference to published market quotations. The Plan's investments in fixed income contracts are stated at contract value which is cost plus accrued interest and approximates fair value. For the years ended December 31, 1996 and 1995, the Plan's investment contracts have average yields and crediting interest rates, fixed at 6.65% for Ohio National Life and variable of 6.50% for Bankers Trust.

THE TAUBMAN COMPANY AND RELATED ENTITIES
EMPLOYEE RETIREMENT SAVINGS PLAN



   Net Appreciation/Depreciation on Investments includes net unrealized gains and losses in accordance with the policy of stating investments at fair values.

   Payment of Benefits - Benefits are recorded when paid.


   Security Transactions - Purchases and sales are accounted for on the trade date. Interest and dividend income are reported as earned on an accrual basis. Net gains and losses are computed using the average cost.

   Administrative Expenses - All administrative expenses of the Plan are currently being paid by the participating companies.


3. INVESTMENTS

   Vanguard Fiduciary Trust Company is the Plan Trustee. Vanguard Group of Investment Companies, as agent for the Plan Trustee, is the recordkeeper and provider of investment funds for the Plan. Investments are summarized by category below, with investments representing 5% or more of the Plan's net assets at the beginning of the year separately identified.

                                                         December 31
                                                     -------------------
                                                     1996          1995
                                                     ----          ----

      Investment Contract Funds:
        Vanguard Investment Contract Trust       $17,671,100    $18,463,921
        Other                                      3,711,781      6,717,139
                                                 -----------    -----------
          Total Fixed Income Contracts           $21,382,881    $25,181,060

      Company Stock Fund                         $ 1,187,107    $   860,589

      Registered Investment Companies:
        Money Market Fund                        $ 1,777,178    $ 2,192,964
        Bond Fund                                    908,330      1,112,929
        Balanced Fund -
          Vanguard Wellington Fund                 9,092,704      8,592,842
        Domestic Equity Funds:
          Vanguard Explorer Fund                   5,247,097      4,828,129
          Vanguard 500 Portfolio Index Trust      29,668,895     23,281,638
          Other                                    2,246,078        268,786
        International Equity Fund                  1,949,913        256,740
        REIT Index Portfolio                         390,657
                                                 ------------   -----------
      Total Registered Investment
           Companies                             $51,280,852    $40,534,028

      Participant Loans                            3,068,453      3,351,078
                                                 -----------    -----------

                                                 $76,919,293    $69,926,755
                                                 ===========    ===========

The Plan enters into transactions with parties in interest such as trustees or fund managers. As of and for the years ended December 31, 1996 and 1995, the Plan had the following investments held by Vanguard, a fund manager and trustee:
Prime Portfolio Money Market Reserves, 500 Portfolio Index Trust -Stock Fund, Investment Contract Trust, Explorer - Stock Fund, U.S. Growth Portfolio - Stock Fund, Small Cap Stock Portfolio - Stock Fund, International Growth Portfolio - Stock Fund, Wellington - Balanced Fund, Long-Term Corporate Bond Fund and the REIT Index Portfolio - Real Estate Fund. The Plan also holds shares in Taubman Centers, Inc., a company stock fund.

THE TAUBMAN COMPANY AND RELATED ENTITIES
EMPLOYEE RETIREMENT SAVINGS PLAN



4. FUND INFORMATION

   Contributions, distributions to participants and investment income by fund were as follows for the years ended December 31, 1996 and 1995. Investment options which comprise less than 5% of the Plan's total net assets available for benefits have been combined with funds having similar investment objectives.


                                                      Years Ended December 31
                                                      -----------------------
                                                      1996             1995
                                                      ----             ----
   Basic Employee Contributions:
     Fixed Income Contracts                       $  828,881       $1,240,058
     Money Market Funds                              163,561          169,026
     Bond Fund                                        91,435          112,863
     Balanced Fund -
        Vanguard Wellington Fund                     346,236          308,738
     Domestic Equity Funds:
        Vanguard Explorer Fund                       249,494          283,331
        Vanguard 500 Portfolio Index Trust         1,076,781          962,428
        Other                                        124,060            7,935
     International Equity Fund                        80,204            4,241
     REIT Index Portfolio                              1,962
     Company Stock Fund                               48,220           38,738
                                                  ----------       ----------
   Total                                          $3,010,834       $3,127,358
                                                  ==========       ==========

   Employer Contributions:
     Fixed Income Contracts                       $  647,210       $1,068,017
     Money Market Funds                              121,804           11,805
     Bond Fund                                        70,647           77,635
     Balanced Fund -
        Vanguard Wellington Fund                     272,241          257,926
     Domestic Equity Funds:
        Vanguard Explorer Fund                       205,586          248,113
        Vanguard 500 Portfolio Index Trust           795,809          812,575
        Other                                         73,924            8,310
     International Equity Fund                        64,198            4,535
     REIT Index Portfolio                              2,370
     Company Stock Fund                               37,809           34,535
                                                  ----------       ----------
   Total                                          $2,291,598       $2,523,451
                                                  ==========       ==========

   Investment Income:
     Fixed Income Contracts                       $1,281,268       $1,809,476
     Money Market Funds                               93,803          100,936
     Bond Fund                                        51,708           74,565
     Balanced Fund -
        Vanguard Wellington Fund                     807,491          467,818
     Domestic Equity Funds:
        Vanguard Explorer Fund                       362,403          520,707
        Vanguard 500 Portfolio Index Trust           991,027          909,367
        Other                                        183,979            9,227
     International Equity Fund                        77,992            5,666
     REIT Index Portfolio                              3,494
     Company Stock Fund                               83,005           67,870
     Participant Loans                               230,753          255,275
                                                  ----------      -----------
   Total                                          $4,166,923       $4,220,907
                                                  ==========       ==========

THE TAUBMAN COMPANY AND RELATED ENTITIES
EMPLOYEE RETIREMENT SAVINGS PLAN



4. FUND INFORMATION  cont'd.


                                                       Years Ended December 31
                                                       -----------------------
                                                       1996             1995
                                                       ----             ----

   Net Appreciation (depreciation) in fair
    value of Investments:
     Bond Fund                                    $  (48,991)      $  140,206
     Balanced Fund -
      Vanguard Wellington Fund                       500,770        1,428,281
     Domestic Equity Funds:
      Vanguard Explorer Fund                         264,350          534,919
      Vanguard 500 Portfolio Index Trust           4,498,322        5,161,164
      Other                                           76,751           (3,875)
     International Equity Fund                        56,517            3,004
     REIT Index Portfolio                             28,370
     Company Stock Fund                              243,691           19,855
                                                  ----------       ----------
       Total                                      $5,619,780       $7,283,554
                                                  ==========       ==========

   Distributions to Participants:
     Fixed Income Contracts                       $4,079,810       $2,384,825
     Money Market Funds                              413,463          116,351
     Bond Fund                                        78,264           18,393
     Balanced Fund -
      Vanguard Wellington Fund                       855,758          133,978
     Domestic Equity Funds:
      Vanguard Explorer Fund                         402,024          115,742
      Vanguard 500 Portfolio Index Trust           1,607,294          741,711
      Other                                           28,989              227
     International Equity Fund                         4,029
     Company Stock                                    63,906           73,717
     Participant Loans                               688,301          329,407
                                                  ----------       ----------
   Total                                          $8,221,838       $3,914,351
                                                  ==========       ==========



5. TERMINATION OF THE PLAN

   In accordance with the Plan, if a participating company withdraws from or terminates the Plan, all employees of such company will become fully vested in their contribution account balances. In the event of termination, the administrative committee, in its sole discretion, may direct payment of such amounts in cash, in assets of the Plan, or in the form of immediate or deferred payment annuity contracts.


6. INTERNAL REVENUE SERVICE STATUS

   The Internal Revenue Service has determined and informed the Company by letter dated February 16, 1995, that the Plan, as amended and restated on January 1, 1994, meets the requirements of Sections 401(a) and 401(k) of the Internal Revenue Code and is exempt from federal income tax under Section 501(a) of the Code. In management's opinion, the Plan continues to be administered in accordance with the requirements of such sections for Plan operation.

THE TAUBMAN COMPANY AND RELATED ENTITIES
EMPLOYEE RETIREMENT SAVINGS PLAN




ITEM 27a - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES       Employer Number   38-3081510
AS OF DECEMBER 31, 1996                                              Plan Number          333
---------------------------------------------------------------------------------------------

NAME OF ISSUER               DESCRIPTION OF INVESTMENTS                 COST     CURRENT VALUE

* Vanguard                   500 Portfolio Index Trust
                              Stock Fund                            $20,950,152   $29,668,895
* Vanguard                   Investment Contract Trust               17,671,100    17,671,100
* Vanguard                   Wellington, a Stock and Bond
                              Balanced Fund                           7,603,591     9,092,704
* Vanguard                   Explorer, a Stock Fund                   4,703,427     5,247,097
  Ohio National Life         6.65% investment contract,
                              maturing September 15, 1997             2,592,027     2,592,027
* Vanguard                   Prime Portfolio, a Money
                              Market fund                             1,777,178     1,777,178
  Bankers Trust              Variable rate investment contract,
                              (currently 6.50%), secured by
                              6.50% Federal Home Loan Mortgage
                              CMO maturing
                              July 15, 2016                           1,119,754     1,119,754
* Vanguard                   Long-Term Corporate Portfolio,
                              a Bond Fund                               903,242       908,330
* Taubman Centers, Inc.      Company Stock Fund                         976,056     1,187,107
* Vanguard                   International Growth Stock Fund          1,890,435     1,949,913
* Vanguard                   U.S. Growth Stock Fund                   1,921,919     1,992,973
* Vanguard                   Small Cap Stock Fund                       250,137       253,105
* Vanguard                   REIT Index Portfolio, a Real
                              Estate Fund                               362,287       390,657
* Loans to 388
   participants              Participant borrowings against
                              their individual account
                              balances, interest rates from
                              6.75% to 12.0% and maturing
                              through November, 2006                  3,068,453     3,068,453
                                                                    -----------   -----------
  Total                                                             $65,789,758   $76,919,293
                                                                    ===========   ===========





  Note - Cost includes accrued interest
* Denotes party-in-interest

THE TAUBMAN COMPANY AND RELATED ENTITIES
EMPLOYEE RETIREMENT SAVINGS PLAN



ITEM 27d - SCHEDULE OF REPORTABLE  TRANSACTIONS                                       Employer Number 38-3081510
YEAR ENDED DECEMBER 31, 1996                                                                     Plan Number 333
----------------------------------------------------------------------------------------------------------------

Security  transactions  which individually or in the aggregate exceed 5% of plan assets at the beginning of the year:

 Name of         Description               No. of          Purchase          Selling        Cost of     Net Gain
 Issuer           of Asset              Transactions         Price            Price         Asset *      (Loss)

Vanguard     Investment Contract Trust       161          $4,420,152
Vanguard     Investment Contract Trust       192                          $8,218,332     $8,218,332    $    -0-
Vanguard     Index Trust 500                 144           5,829,274
Vanguard     Index Trust 500                 158                           4,282,479      3,376,202     906,277
Vanguard     Wellington Fund                  98           2,605,560
Vanguard     Wellington Fund                 122                           2,677,536      2,298,949     378,587
Vanguard     Explorer Fund                   107           2,396,997
Vanguard     Explorer Fund                   118                           2,301,625      2,150,435     151,190



* Cost includes accrued interest.

                                   SIGNATURE


Pursuant to the requirements of the Securities Exchange Act of 1934, the trustee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized on the 23rd date of June, 1997.



                                        THE TAUBMAN COMPANY AND RELATED
                                        ENTITIES EMPLOYEE RETIREMENT
                                        SAVINGS PLAN



                                        By:  Vanguard Fiduciary Trust Company,
                                             as Trustee:



                                        By:  /s/ R. Gregory Barton
                                           -----------------------------------


                                        Its:  Vice President
                                            -----------------------------------

                                 EXHIBIT INDEX


     Exhibit
     Number                   Description

     23             --    Consent of Deloitte & Touche